

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2025

Michael McLaren
Chairman and Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd.
Suite 501
Miami, FL 33132

> **Re: Safe & Green Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2025**
> **File No. 333-286850**

Dear Michael McLaren:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 19, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
Recent Developments
Nasdaq Continued Listing Rule Compliance, page 6

1. We note your response to prior comment 8 and reissue in part. We acknowledge your response that you do not believe that stockholder's equity is currently a risk. Please update this section to reflect any notification from Nasdaq with regards to your Nasdaq Listing Rule 5550(b)(1) compliance plan. You currently have disclosure regarding your November 2024 appeals plan with Nasdaq and that as of the February 2025 merger you believe you are now in compliance with Rule 5550(b)(1);

however, please also include if you have, or have not, received any official notification from Nasdaq regarding regained compliance.

2.	Please amend this section to disclose the June 11, 2025, notice from Nasdaq regarding Nasdaq Listing Rule 5550(a)(2) compliance and any actions taken or planned to achieve compliance, such as the information you disclosed in your current report on Form 8-K filed on July 14, 2025.

<u>Reverse Stock Split, page 6</u>

3.	We reissue prior comment 4. Please revise this section, and the sub-section on page 20, to acknowledge your intent to conduct a reverse stock split, as contemplated in the proxy statement you recently filed, and disclose the expected ratio and whether such stock split is intended to increase your minimum closing bid price with a view to addressing the delisting notice you received in June.

<u>The Offering, page 8</u>

4.	We note your response to prior comment 6 and reissue in part. We acknowledge that with the removal of the Class A and Class B warrants, they are no longer being considered as part of the gross proceeds. However, please disclose with specificity the potential gross proceeds of the Pre-Funded Warrants, rather than the current disclosure of "very minimal gross proceeds."

<u>Risk Factors</u>
<u>Risks Related to this Offering, page 10</u>

5.	We note your 8-K filed on June 12, 2025, regarding the June 11, 2025, notice from Nasdaq informing you of non-compliance with Nasdaq Listing Rule 5550(a)(2). Please add risk factor disclosure related to potential delisting from the exchange.

<u>General</u>

6.	We note your disclosure that the April Private Placement was completed on April 14, 2025. We also note your disclosure on page 5 that the private placement is now being renegotiated to eliminate the Series A and Series B Warrants, as well as your response letter disclosure that you are "in the process of restructuring the transaction with the investors," yet you continue to refer to such warrants in several places in this registration statement. Also, your current report on Form 8-K filed July 14, 2025 states that you must publicly disclose that you have restructured the terms of your April 2025 offering to eliminate the Class B warrants, and yet it is not clear that you have made such disclosure. Given the uncertainty around the status of your re-negotiations of your April Private Placement and the inconsistent disclosure contained in this registration statement, revise after such re-negotiations have been completed and consistently disclose the securities that were issued and are being registered for resale.

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ross Carmel